2024 REPORT

Groundfloor Club


GUESS

LETTER

Dear investors,

2024 was a big year for Groundfloor, bringing us closer to our mission of ending loneliness. We achieved strong growth with revenue increasing by >70% year-over-year to $2.4M, with our net losses significantly reduced. Whilst not without challenges, last year we were able to enhance operational efficiency, launch major product advancements and successfully expand into Los Angeles. Our community continues to thrive, with rising engagement and reduced churn.

As we look ahead to 2025, our focus is on strengthening operational efficiency in preparation for future expansion. We are implementing strategic changes to our staffing model and refining operational processes to streamline our business and drive corporate profitability. At the same time, we are diversifying revenue streams

and introducing new membership options to make the Groundfloor experience more accessible. By year-end, our goal is to have a proven, profitable, and scalable framework ready for expansion into additional markets.

We need your help!

Join us in ending loneliness! Investors play a crucial role in helping Groundfloor expand our impact and build stronger, more connected communities. Here's how you can support our mission:

Stay engaged and active: If you're a Groundfloor member, your presence and participation strengthen our community. Show up, connect with others, and share your experiences - your involvement makes a difference.

Grow the movement: Loneliness is a widespread issue, and together, we can combat it. Invite friends, family, or colleagues who could benefit from meaningful social connection to join Groundfloor. Your referrals help extend our reach and deepen our impact.

Help us scale our impact: If you have expertise, partnerships, or strategic insights that could accelerate our growth, we'd love to collaborate. Your support enables us to refine our model and bring Groundfloor to more communities in need.

Ending loneliness is a shared mission, and every action you take brings us closer to a world where everyone feels a sense of belonging. Thank you for being part of this journey!

Sincerely,

Jamie Snedden

Co-Founder & CEO

How did we do this year?



REPORT CARD

A-

☺ The Good

Revenue growth was strong, reaching $2.4M ARR in 2024, up from $1.4M in 2023.

Successfully launched LA location whilst improving member retention in all markets.

Hosted 5,620 events and facilitated 5,304 member connections through the Groundfloor app.

☹ The Bad

Path to corporate profitability has taken longer than hoped, but now making meaningful progress.

Additional capital raise planned for 2024 was pushed to 2025, now advancing quickly.

Unforeseen complications with Los Angeles coffee shop buildout is delaying that project.

2024 At a Glance

January 1 to December 31



$2,568,375 **+87%**
Revenue



-$660,495
Net Loss



$292,265 [13%]
Short Term Debt



$884,443
Raised in 2024



$296,857
Cash on Hand
As of 03/25/25

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$2,568,375

$1,371,548

-$1,401,986

-$660,495

2023

2024

Net Margin: -26%   Gross Margin: 97%   Return on Assets: -42%   Earnings per Share: -$0.06

Revenue per Employee: $513,675   Cash to Assets: 17%   Revenue to Receivables: 936

Debt Ratio: 49%

📄 FINAL_Groundfloor_Independent_CPA_Review_Report_2022_and_2023.docx.pdf

📄 Hotel_Club_Systems_Inc._Financials_as_of_Dec_31__2024.xlsx.pdf

We ❤ Our 248 Investors

Thank You For Believing In Us

Hatem Rowaihy	Ridzuan Ahmad	Christina Luna	Melyssa Mendoza	Michael Solomon	Wicksell Metellus
Julie Hussey	Adam Heintz	Carlos Gonzalez	Caroline Casson	Ramesh Dontha	Freed VC
Bisi Obateru	Magesh Khanna...	Ali Abdulla Rashed...	Zakiyah Williams	Scott T	Kamy Ford
Anastasia Crew	Joshua Kersey	Sebnem Tugce Pala	Fabiola Cazares	Mackenzie Horras	Jose Davila
Evan Brindley	Brad Gottesman	Benish Khan	Scott D. Goering	Mike Abell	Sienna Smith
Jessica Marie	Evelyn Diaz	Katherine Vargas	Kaulyn Lee-McNeill	Eric M Rogge	Moonshot DisruptX
Benjamin Carter	Mba- Akuribila	Mia Parziale	Alejandra Viana	Fuzed Glass Studio	Minda Aguhob
Tochukwu Duru	Gale Wilkinson	Alex Adusei	Omar Shammas	Eileen Alden	Angela Headon
Cosmos Kiindarius	Julia Pfister	Kylie Tien	Jessica J	Bishlam Bullock	Jaclyn R
Kevin Dunn	Catherine Brozena	Jeanine Johnson	Dave Martinez	Pedro Pinho	Sviatoslav Krasin
Jana A. Hirsch	Rachael Buechler	Kourtney Rusow	Rahul Deedwania	Lauren Buford	Hari Subramanian
Shannon Mo	Fabiola Santiago	Anna Marion	Katherine Scherschel	Stephanie Ijieh	Lexie Tiongson
Rachera Swan	Aurora Bamba	Alyson Meikle	Julie Ziegler	Mary Corona	Norman Nguyen
Sabine Oge	Mariana Tornero...	Sarik Ouch	Calin Cave (CAVE)	Sarah McDevitt	Ayanna Francis
Erika Ehmsen	Amanda Morris	Sona Gevorkyan	Oteja Lightheart	T Aj Ra	Amy Greywitt
Lindy Mockovak	Tracy Hamilton	Kelsey Stroshane	Fezhah Maznan	Flor Cruz	Alfredo Jaslin
Paul Grasshoff	Ashleigh Reddy	Courtney Butler	Ekeme Ekanem	Zaw Htet	Caroline Calderon
Kc Gleason	Asya Shein-Alexander	Piama Habibullah	Nancy Mimms	Joyce Ferrer	Nicole Germanov
Chris Hambrick	Briana N. Salmon	Sheena B	Klein Lieu	Mallory Johnson	Mitch Lewis
Chase Skelton	Natalie Devine	Debbie Pisaro	Terry Baker	Josh Clawson	Jermaine Deckard
Jamaal Oldham	Jonathan Hillis	Swen Ervin	Joyce Nortey	Michael Tiano	Thao Do
Britney Lewis	Bryan Kleinman	Chris Beaty	Jame Ane Ervin	Evan Washington	Suhayl Ramirez
Frank Ramirez	James Gibson	Courtney Watson	Tom Lort	Cameron Ember	Erin Marie Driscoll
Ning Recio	Jaemin C	Danielle Hougard	Samantha Mead	Nana Dawson-Andoh	Jamaica Wells
Katherine Hamilton	Christy Yip	Thil Arachchi	Mike Smylie	Roy Wolfe III	Glenn Katon

Jenan Fiel	Lele Ouattara	Felicia Escalona	Viktoria Tsukanov	Cristiane Ribeiro	Rahul Gupta
Jackie Bloom	Tracy James	Fionna Escalona	Ruth Shoge	Dená McReynolds	Alice Yang
Lissette De La Rosa	Faith Adiele	Christy Spees	N P	Aisha Miller	Yvonne Chen
Nicholas Curran	Kris Leja	Mariah Wilson	Kobi Ledor	M Crisostomo	Aïcha Doucouré
Pam Lin	Robert Sheard	Lisa Hartley	Douglas B Drysdale	Toni Boudreaux	Patricia Gorman Cook
Iryna Krutenko	John Calandra	Josh Deane	Briana Verham	Waverly Deutsch	Randall Tavierne
Ragavendran...	Dimitri Mezidor	Guenadi Jilevski	Bobby Malonoski	Katarzyna Roe	Gary Jbara
Michael Conti	Joel Blumenau	Pierre Howell	Nicole Haddenham	Shannon Greevy	India Buckley
Christina Newhard	Shannon McLarty	Kristen Verrastro	Joanel Bernardo	Grace Tan	Mark Meras
Faven Mesfin	Rachel Mann	Jennifer Wang	Gina Caprari	Himanshu Shah	Gerard Ruoti
Mary Beth Whyel	Lawrence Luk	Klara Crean	Naomi Markle	April Littrell	Nakisha Holcombe
Dzigbodi Djugba	Randi Ervin	Dwayne Dupree	Kristen Ramaseur	Anna Orias	Elena Letourneau
Jordan Vincent	Caitlin O'Malley	Ryan Stout	Bobby Zurad	Joshua Inkenbrandt	Aman Karmani
Chris Coraggio	Julia Rosenbaum	Schandelle Acosta			

Thank You!

From the Groundfloor Club Team



Jamie Snedden

Co-Founder & CEO

Trained architect, Fulbright Scholar, 2nd time founder



Jermaine Ijieh

Co-Founder & CPO

Community builder, Product and data lover, 2nd time founder





Leutrim Rexhepi 🔗

Co-Founder & CTO

Full-stack developer, 12+ years experience, 3rd time founder

Details

The Board of Directors

Director	Occupation	Joined
James Snedden	CEO @ Hotel Club Systems Inc.	2021

Officers

Officer	Title	Joined
James Snedden	CEO	2021

Voting Power ❓

Holder	Securities Held	Voting Power
James Snedden	5,000,000 Common Stock	50.0%
Jermaine Ijieh	4,000,000 Common Stock	40.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
10/2022	$88,000		Other
10/2022	$169,630		Other
07/2023	$2,959,590	Safe	Section 4(a)(2)
09/2023	$200,000		Section 4(a)(2)
09/2023	$515,300		Other
12/2023	$100,000		Section 4(a)(2)

01/2024	$525,000	Safe	Section 4(a)(2)
05/2024	$204,443		4(a)(6)
12/2024	$155,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
ARC	10/15/2022	$88,000	$0	%		
Pipe	10/22/2022	$169,630	$0	%		
Antoine Sindhu	09/01/2023	$200,000	$200,000	8.5%	10/31/2025	Yes
Stripe	09/02/2023	$515,300	$122,236	0.0%	06/07/2024	Yes
Antoine Sindhu	12/18/2023	$100,000	$100,000	8.5%	01/31/2026	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	15,000,000	10,461,940	Yes
Options And Rsu's Outstanding Under 2021 A&R Equity Incentive Plan	978,060	173,579	No

Warrants:	0
Options:	0

Form C Risks:

Real Estate Market Risk: Urban real estate markets are unpredictable and may experience significant fluctuations in pricing and demand in the coming years. If the market shifts negatively, it could substantially impact the company's real estate needs and significantly increase costs associated with obtaining and maintaining physical office and operations spaces.

Technology Development Risk: The speed and scope of advancement in technologies relevant to the company's industry is highly uncertain. If technologies change faster than anticipated or in an unexpected direction, the company may not be positioned to capitalize on emerging innovations or maintain competitiveness, resulting in potentially obsolete offerings.

Quality Control Risk Across Geographies: As the company expands into diverse geographic regions, maintaining consistent quality controls and standardization poses a significant challenge. Failure to preserve quality controls as operational scale and geographic diversity increases could substantially reduce customer satisfaction, increase costs from defects and returns, and significantly impact profit margins.

Small Team Resource Risk: The company's current team size and access to resources imposes constraints on capabilities to simultaneously manage multiple priorities and objectives. As market demand for the company's products and services grows, the lack of sufficient internal bandwidth could impede the ability to deliver competitive solutions or effectively capture market opportunities during critical windows.

Real Estate Liability Risk: The company leases, owns, or otherwise occupies physical office and operational spaces. These spaces pose inherent risks of injuries or incidents, exposing the company to potential litigation, liability claims, regulatory actions, and other legal and financial impacts. Failure to adequately assess and insure against property and casualty risks could be financially and operationally devastating for the company.

Data Privacy Breach Risk: The company collects, processes, analyzes, and stores sensitive customer and internal data, including personal information and proprietary intangibles. Despite investment in data security measures, the company is exposed to risks from hacking, leaks, unauthorized access, or other cyber threats that could result in data privacy breaches. Any loss, disclosure, or lack of control over sensitive data could dramatically damage the company's reputation, customer trust, regulatory standing, as well as prompting legal actions from impacted parties. The impacts from a serious data breach could extend far beyond immediate containment and reparations costs.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial

Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value

of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our

financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Hotel Club Systems Inc.

Delaware Corporation
Organized July 2021
5 employees
8 The Green
Suite 5016
Dover DE 19901 https://groundfloorclub.com/

Business Description

Refer to the Groundfloor Club profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Groundfloor Club is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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